Exhibit 99.2

iClick Interactive Asia Announces $10-Million Share Repurchase Program

HONG KONG, Nov. 28, 2018 (GLOBE NEWSWIRE) — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced its board of directors has approved a share repurchase program in which the company may purchase its own ADSs with an aggregate value of up to US$10 million over the next 12-month period, ending 27 November 2019.

“We are confident in iClick’s growth prospects and believe a share repurchase program provides an excellent opportunity to invest in the company’s future,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick.

iClick expects to fund the repurchase from its existing cash balance, including cash generated from its operations.

The Company expects to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate.

The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company’s discretion without prior notice.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in nine locations worldwide including Asia and London. For more information, please visit http://ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

In China:	In the United States:
iClick Interactive Asia Group Limited	PondelWilkinson Inc.
Lisa Li	Evan Pondel/Laurie Berman
Phone: +852-3700-9065	Tel: +1-310-279-5980
E-mail: ir@i-click.com	E-mail: iclk@pondel.com